UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

     (Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: February 28, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Emtec, Inc.

Former Name if Applicable

525 Lincoln Drive, 5 Greentree Center, Suite 117

Marlton, New Jersey, 08053

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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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Registrant has been unable to complete its Form 10-Q for the quarter ended February 28, 2007, within the prescribed time because of delays in completing the preparation of its unaudited financial statements and its management discussion and analysis. Such delays are primarily due to Registrant's management's dedication of time to business matters, including the exploration of a possible business combination with Configuration Management, Inc. This has taken a significant amount of management's time away from the preparation of the Form 10-Q and delayed the preparation of the unaudited financial statements for quarter ended February 28, 2007. It is anticipated that the Form 10-Q, along with the unaudited financial statements, will be filed on or before the 5th calendar day following the prescribed due date of the Registrant’s Form 10-Q.

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PART IV - OTHER INFORMATION
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(1)	Name and telephone number of person to contact in regard to this notification:

	Stephen C. Donnelly	(856) -	552-4204
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	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant will report net loss of approximately $2.70 million, or ($0.19) per share, and total revenues of $41.15 million for the three months ended February 28, 2007, as compared to net loss of $388,536, or ($0.03) per share, and total revenues of $41.42 million for the three months ended February 28, 2006, respectively. It is anticipated that Registrant will report net loss of approximately $2.66 million, or ($0.19) per share, and total revenues of $106.10 million for the six months ended February 28, 2007, as compared to net income of $27,504 or $0.00 per share, and total revenues of $126.2 million for the six months ended February 28, 2006. This net loss is attributable primarily to the following:

During the quarter ended February 28, 2007, in connection with the Registrant's potential acquisition of Configuration Management, Inc., the Registrant incurred $678,116 of merger related costs, including $500,000 in advance purchase price payments, which have been recorded as an expense on the Registrant’s consolidated statement of operations as selling, general and administrative expense. As previously reported by Registrant in a Current Report on Form 8-K dated April 3, 2007, this agreement was terminated by the Seller on March 28, 2007.

On February 5, 2007, in connection with the entry into amended and restated employment agreements with Mr. Keith Grabel and Ms. Mary Margaret Grabel, and in connection with the termination of the Management Services Agreement with DARR Global Holdings, Inc., our subsidiary, Westwood Computer Corporation, issued subordinated promissory notes to Mr. Grabel, Mrs. Grabel and DARR Global Holdings, Inc. in the principal amount of $671,300, $655,600, and $1,002,900, respectively. The aggregate principal amount of these notes, equal to $2.33 million, has been recorded as a nonrecurring expense on the consolidated statements of operations for the three months ended February 28, 2007.

There was a decline in gross profit during the three months ended February 28, 2007 of approximately $770,000 as compared to gross profit for the three months ended February 28, 2006.

Emtec, Inc.
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 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 17, 2007	By: /s/ Stephen C. Donnelly
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Stephen C. Donnelly
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.